Free Writing Prospectus Filed Pursuant to Rule 433

To Prospectus dated May 7, 2025

Preliminary Prospectus Supplement dated November 17, 2025

Registration Statement File No. 333-287024

Spire Inc.

Offering of

$450,000,000 6.250% Series A Junior Subordinated Notes due 2056

$450,000,000 6.450% Series B Junior Subordinated Notes due 2056

(the “Offering”)

Pricing Term Sheet

November 18, 2025

The information in this pricing term sheet relates to the Offering and should be read together with the preliminary prospectus supplement dated November 17, 2025 relating to the Offering (the “Preliminary Prospectus Supplement”)*, including the documents incorporated by reference therein and the related base prospectus dated May 7, 2025, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (Registration Statement File No. 333-287024). Terms used but not defined herein have the meanings ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	Spire Inc.

Ratings (Moody’s / S&P)**:	Baa3 (stable) / BBB- (negative)

Pricing Date:	November 18, 2025

Settlement Date***:	November 24, 2025 (T+4)

Security Type:	Junior Subordinated Notes

	6.250% Series A Junior Subordinated Notes due 2056	6.450% Series B Junior Subordinated Notes due 2056

Principal Amount:	$450,000,000	$450,000,000

Maturity Date:	June 1, 2056	June 1, 2056

Interest Rate:	(i) From and including the date of the original issuance to, but excluding, June 1, 2031, at an annual rate of 6.250% and (ii) from and including June 1, 2031 during each Series A Interest Reset Period at an annual rate equal to the Five-Year Treasury Rate as of the most recent Series A Reset Interest Determination Date plus 2.556%; provided that the interest rate during any Series A Interest Reset Period will not reset below 6.250%

(i) From and including the date of the original issuance to, but excluding, June 1, 2036 at an annual rate of 6.450% and (ii) from and including June 1, 2036 during each Series B Interest Reset Period at an annual rate equal to the Five-Year Treasury Rate as of the most recent Series B Reset Interest Determination Date plus 2.327%; provided that the interest rate during any Series B Interest Reset Period will not reset below 6.450%

Optional Deferral:	Up to 10 consecutive years per deferral	Up to 10 consecutive years per deferral

Interest Payment Dates:	June 1 and December 1, commencing on June 1, 2026	June 1 and December 1, commencing on June 1, 2026
Optional Redemption:

Par Call:	In whole or in part on one or more occasions at a price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest to, but excluding, the redemption date (i) on any day in the period commencing on the date falling 90 days prior to the first Series A Reset Date and ending on and including the first Series A Reset Date and (ii) after the first Series A Reset Date, on any interest payment date	In whole or in part on one or more occasions at a price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest to, but excluding, the redemption date (i) on any day in the period commencing on the date falling 90 days prior to the first Series B Reset Date and ending on and including the first Series B Reset Date and (ii) after the first Series B Reset Date, on any interest payment date

Tax Event Call:	In whole, but not in part, at 100% of the principal amount being redeemed plus accrued and unpaid interest to, but excluding, the redemption date, at any time within 120 days after a Tax Event	In whole, but not in part, at 100% of the principal amount being redeemed plus accrued and unpaid interest to, but excluding, the redemption date, at any time within 120 days after a Tax Event

Rating Agency Event Call:	In whole, but not in part, at 102% of the principal amount being redeemed plus accrued and unpaid interest to, but excluding, the redemption date, at any time within 120 days after a Rating Agency Event	In whole, but not in part, at 102% of the principal amount being redeemed plus accrued and unpaid interest to, but excluding, the redemption date, at any time within 120 days after a Rating Agency Event

Public Offering Price:	100.000% of the principal amount	100.000% of the principal amount

CUSIP / ISIN:	84857L AD3 / US84857LAD38	84857L AE1 / US84857LAE11

Joint Book-Running Managers:

BMO Capital Markets Corp.

J.P. Morgan Securities LLC

Wells Fargo Securities, LLC

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

BofA Securities, Inc.

TD Securities (USA) LLC

The issuer has filed a registration statement (including a base prospectus) and the Preliminary Prospectus Supplement (including such base prospectus) with the SEC for the Offering to which this communication relates (File No. 333-287024). Before you invest, you should read the Preliminary Prospectus Supplement (including such base prospectus) and any other documents the issuer has filed with the SEC for more complete information about the issuer and the Offering. You may get these documents for free by searching the SEC online database (EDGAR) on the SEC website at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the Offering will arrange to send you the Preliminary Prospectus Supplement (including such base prospectus) if you request it by calling BMO Capital Markets Corp. toll-free at 1-888-200-0266, J.P. Morgan Securities LLC collect at 1-212-834-4533, Wells Fargo Securities, LLC toll-free at 1-800-645-3751, Mizuho Securities USA LLC toll-free at 1-866-271-7403, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.

This communication should be read in conjunction with the Preliminary Prospectus Supplement (including such base prospectus). The information in this communication supersedes the information in the Preliminary Prospectus Supplement (including such base prospectus) to the extent inconsistent with the information therein.

*

Each of pages S-7, S-18 and S-30 of the Preliminary Prospectus Supplement incorrectly states that: “As of September 30, 2025, Spire Inc., excluding its subsidiaries, had approximately $2.297 million of Priority Indebtedness outstanding.” The amount of such Priority Indebtedness contains a typographical error, and the correct formulation thereof as of such date is $2,297.0 million.

**	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
***

It is expected that delivery of the notes will be made against payment for the notes on or about November 24, 2025, which is the fourth business day following the date of this pricing term sheet (such settlement cycle being referred to as “T+4”). Under Rule 15(c)6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to the first business day before delivery will be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes on any date prior to the first business day before delivery should consult their own advisors.